LTC PROPERTIES, INC.

31365 Oak Crest Drive, Suite 200

Westlake Village, California  91361

July 27, 2007

VIA EDGAR, OVERNIGHT COURIER

AND FACSIMILE: (202) 772-9210

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20549-7010

Attn: Ms. Elaine Wolff and Mr. Duc Dang

Re	LTC Properties, Inc.
Registration Statement on Form S-3
Filed June 18, 2007
File No. 333-143826

Dear Ms. Wolff and Mr. Dang:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 13, 2007 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 of LTC Properties, Inc. (the “Company”).  Concurrently herewith, the Company is filing with the Commission Amendment No. 1 to the Registration Statement.  Please find below the responses of the Company to the SEC Comment Letter.  For your convenience, we are delivering to your office courtesy redline and clean copies of Amendment No. 1.  The redlined copies are marked to indicate all of the changes from the Company’s initial filing of the Registration Statement on June 18, 2007.

Please note that the numbered responses below correspond to the numbered comments in the SEC Comment Letter.

General

1.                                       We note that you have the form of indenture filed as exhibit 4.3 to this registration statement.  Please file the actual indenture prior to the effectiveness of this registration statement.  Please refer to Section 201.04 under the 1939 Act - General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm, and revise accordingly.

Response:  In response to the Staff’s comment, the Company has filed with Amendment No. 1 a form of Senior Indenture as Exhibit 4.13 thereto and a form of Subordinated Indenture as Exhibit 4.14 thereto.  The details of the securities to be offered under the indentures will be disclosed in a prospectus supplement and in a supplemental indenture at the time such securities are offered.  The Company has also revised the “Description of Debt Securities” section contained in the Registration Statement to reflect the terms of the form Senior Indenture and form Subordinated Indenture included as exhibits to Amendment No. 1.

*   *   *

The Company hereby acknowledges that:

•                                          the Company is responsible for the accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the Staff’s review of Amendment No. 1 as soon as practicable.  Any comments or questions concerning Amendment No. 1 or the Company’s responses should be directed to our attorneys, John Iino of Reed Smith LLP at (213) 457-8025.

Very truly yours,

/s/ Wendy Simpson
Wendy L. Simpson
Chief Executive Officer and President

cc:	Pamela Kessler
Herbert Kozlov, Esq.
John M. Iino, Esq.

Enclosures